SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pre-salt oil production rises 4% and sets new record in April

Rio de Janeiro, May 30, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its oil production in Brazil in April averaged 1 million 933 thousand barrels per day (bpd), up by 0.4% from March’s production of 1 million 926 thousand bpd. Including the production operated by Petrobras for its partners in Brazil, the volume reached 2 million 34 thousand bpd, indicating a 0.4% rise compared to a month earlier.

Petrobras’ total oil and natural gas production in Brazil in April averaged 2 million 335 thousand barrels of oil equivalent per day (boed), above March’s production volume (2 million 331 thousand boed). Including the share operated for partners in Brazil, production reached 2 million 487 thousand boed, up 0.2% from March.

Successive pre-salt records

Production from fields located in the pre-salt, in Santos and Campos Basins, increased 4% in April, reaching a volume of 411 thousand barrels per day (bpd), stting a new monthly record. In March, the average monthly production from pre-salt, including Petrobras stake and the share operated for partners, was 395 thousand barrels.

A pre-salt daily production record of 428 thousand bpd was set on April 15. A new record has been broken, on April 18, with 444 thousand bpd, due to production growth of platform P-58 and the start-up of a new well connected to the Buoyancy Supported Riser (BSR) of Sapinhoá field. Note that this daily record was broken again, on May 11, when production in the pre-salt reached 470 thousand bpd.

This result is largely due to the start-up of well 7-LL-22D-RJS on May 9, connected to the FPSO Cidade de Paraty, in the Lula field, through a Buoyancy Supported Riser (BSR), a pioneering technology of riser support through submerged buoys. This is the third well connected using BSR technology and the first connected to the FPSO Cidade de Paraty.

Maintenance shutdowns

In April, in accordance with Petrobras long term planning, scheduled maintenance stoppages were implemented in some platforms, which contributed to the small increase in production in comparison to the previous month. The FPSO Vitoria lost 8.6 thousand bpd of production and P-51 lost 4.3 thousand bpd, among others with smaller impact. On March 30, FPSO Brasil ended its activities in Roncador field, with the closing of well 7-RO-14-RJS. Other wells connected to FPSO Brasil are in the process of relocating to the platforms P-52 and P-54.

In the period from March 25 to April 15, occurred a scheduled maintenance stoppage at the Natural Gas Processing Unit III (UPGN III), located in Urucú (Amazonas state). During the stoppage, the unit lost, on average, 4.2 thousand bpd of production.

The Operational Efficiency Improvement Program (PROEF) which started in 2012 has presented excellent results: in April, the production systems of the Campos Basin Operating Unit (UO-BC) reached the highest Operational Efficiency levels of the past 46 months, reaching 81%. The Rio de Janeiro Operating Unit (UO-RIO) also achieved record efficiency levels, in March, the best in the last three years, with 96.2%. Because of the success of this program, Petrobras extended it to the Espírito Santo Operating Unit (UO-ES), starting on May 5. .

New platforms

It is important to highlight  that new oil production systems will be starting-up during 2014 to ensure a sustained production growth as outlined in the 2014-2018 Business and Management Plan, which has set a 7.5% production growth target, with a tolerance of 1% up or down, by year end. In May, platform P-62 started-up in Roncador field, Campos Basin. In the coming months, twenty-two wells, fourteen of them oil and gas producing wells and eight water injection wells, will be connected to the platform. This unit, which is a FPSO (floating production, storage and offloading), has the capacity to process up to 180 thousand barrels of oil and 6 million cubic meters of natural gas daily.

On April 28, Petrobras incorporated into its PLSVs fleet, one more vessel: the PLSV Seven Waves. Its first operation will be the connection of the third well of platform P-62 in the Roncador field, Campos Basin.

Besides P-62, it will start-up, in the second half of this year, platform P-61, in Papa-Terra field (post-salt of Campos Basin), which will be connected to the semisubmersible platform SS-88, a support unit known as Tender Assisted Drilling (TAD). In the second half, will also be installed FPSOs Cidade de Mangaratiba, in Lula/Iracema field, and Cidade de Ilhabela, in the Sapinhoá  field, both in the Santos Basin pre-salt.

Natural gas production

In April, natural gas production of 64 million cubic meters remained at the same levels of the previous month. Including the share operated by Petrobras for partners, the volume reached 72 million 80 thousand m³/day, also in line with March’s volume.  The export of natural gas produced through FPSO Cidade de São Paulo started on April.

International Production

In April, total oil and natural gas production abroad reached 225.4 thousand boed, up by 2.7% from last month’s production of 219.6 boed.

Oil production was 128.9 thousand bpd, up 1.6% from March’s production of 126.9 bpd. Natural gas production was 16 thousand 395 m3/d, up 4.1% from March’s production of 15 million 744 thousand m3/d.

This increase in oil and natural gas production was mainly due to the start-up of new wells in the Kinteroni Field, Lot 57, in Peru.

Adding the volume abroad, Petrobras’ total oil and natural gas production in April reached 2 million 560 thousand boed, up 0.4% from last month’s production of 2 million 550 thousand boed.

Total production reported to the ANP

The total production reported to the ANP was 9,240,868 m³ of oil and 2,255,201 thousand m³ of natural gas in April of 2014. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include Shale, NGL volumes and third parties’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.